UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 26, 2018

NuStar Energy L.P.

(Exact name of registrant as specified in its charter)

Delaware	001-16417	74-2956831
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

19003 IH-10 West

San Antonio, Texas 78257

(Address of principal executive offices)

(210) 918-2000

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Series D Cumulative Convertible Preferred Unit Purchase Agreement and Seventh Amended and Restated Agreement of Limited Partnership

On June 26, 2018, NuStar Energy L.P. (the “Partnership”) entered into a Series D Cumulative Convertible Preferred Unit Purchase Agreement (the “Preferred Unit Purchase Agreement”) with investment funds, accounts and entities (collectively, the “Purchasers”) managed by EIG Management Company, LLC and FS/EIG Advisors, LLC (EIG Management Company, LLC and FS/EIG Advisors, LLC are referred to herein, collectively, as “EIG”) to issue and sell in a private placement $590.0 million of Series D Cumulative Convertible Preferred Units representing limited partner interests in the Partnership (the “Preferred Units”). The Partnership will issue 23,246,650 Preferred Units to the Purchasers at a price of $25.38 per Preferred Unit (the “Preferred Unit Purchase Price”). At the initial closing on June 29, 2018 (the “Initial Closing”), the Purchasers purchased $400.0 million of Preferred Units. The Purchasers have agreed to purchase the remaining $190.0 million of Preferred Units at a second closing, scheduled to occur on July 13, 2018. The Preferred Unit Purchase Agreement contains customary representations, warranties and covenants of the Partnership and the Purchasers. Net proceeds to the Partnership from the sale of the Preferred Units, after deduction of fees and expenses, including a 3.5% transaction fee and reimbursement of expenses paid to the Purchasers, are expected to be approximately $556.8 million.

At the Initial Closing and pursuant to the Preferred Unit Purchase Agreement, the Partnership executed the Seventh Amended and Restated Agreement of Limited Partnership of the Partnership (the “Amended Partnership Agreement”) to authorize and establish the rights, preferences and privileges of the Preferred Units. The Preferred Units are a new class of partnership interests that rank senior to common units representing limited partner interests in the Partnership (“Common Units”) with respect to distributions. The Preferred Units generally will vote on an as-converted basis with the Common Units and will have certain class voting rights with respect to a limited number of matters, including (subject to certain exceptions) with respect to: (i) any amendment to the Amended Partnership Agreement or the Partnership’s certificate of limited partnership that would be materially adverse to any of the rights, preferences and privileges of the Preferred Units; (ii) the incurrence by the Partnership of indebtedness such that the consolidated debt coverage ratio of the Partnership exceeds 6.00 to 1.00; (iii) the issuance of additional securities on parity with the Preferred Units; (iv) the issuance of any security senior to the Preferred Units; (v) the issuance of any preferred equity interest by any subsidiary of the Partnership; (vi) the repurchase of any preferred equity interest in the Partnership; (vii) the payment of distributions from capital surplus; and (viii) the liquidation or dissolution, or engagement in or consent to any reorganization in bankruptcy, voluntary petition for bankruptcy, receivership or similar transaction or proceeding of the Partnership or any of its material subsidiaries.

Holders of the Preferred Units will receive cumulative distributions of 9.75% per annum for the first two years after issuance, 10.75% per annum for years three through five and the greater of 13.75% per annum or the Common Unit distribution rate thereafter. While the Preferred Units are outstanding, the Partnership will be prohibited from paying distributions on any junior securities, including the Common Units, unless full cumulative distributions on the Preferred Units (and any parity securities) have been, or contemporaneously are being, paid or set aside for payment through the most recent Preferred Unit distribution payment date. For the four distribution periods beginning with the initial Preferred Unit distribution, the Preferred Unit distributions may be paid, in the Partnership’s sole discretion, in (i) cash or (ii) a combination of additional Preferred Units and cash, provided that up to 50% of the distribution amount may be paid in additional Preferred Units. Thereafter, any Preferred Unit distributions in excess of $0.635 may be paid, in the Partnership’s sole discretion, in additional Preferred Units, with the remainder paid in cash.

On and after the second anniversary of the Initial Closing, each holder of Preferred Units may convert all or any portion of its Preferred Units into Common Units on a one-for-one basis, subject to anti-dilution adjustments, at any time, but not more than once per quarter, so long as any conversion is for at least $50.0 million based on the Preferred Unit Purchase Price (or such lesser amount representing all of a holder’s Preferred Units).

Upon certain events involving a change of control, each holder of the Preferred Units may elect to: (i) convert its Preferred Units into Common Units on a one-for-one basis, plus accrued and unpaid distributions; (ii) require the Partnership to redeem its Preferred Units for an amount equal to the sum of (a) 117.5% of the Preferred Unit Purchase Price, plus accrued and unpaid distributions on the applicable Preferred Unit plus (b) the applicable distribution amount multiplied by the number of distribution periods ending after the change of control event and prior to (but including) the fourth anniversary of the Initial Closing; (iii) if the Partnership is the surviving entity and its Common Units continue to be listed, continue to hold its Preferred Units; or (iv) if the Partnership will not be the surviving entity, or it will be the surviving entity but its Common Units will cease to be listed, require the Partnership to use its commercially reasonable efforts to deliver a security in the surviving entity that has substantially similar terms as the Preferred Units.

The Partnership may redeem all or any portion of the Preferred Units, in an amount not less than $50.0 million, at any time on or after the fifth anniversary of the Initial Closing, for cash at the then applicable redemption price. Additionally, at any time on or after the tenth anniversary of the Initial Closing, each holder of Preferred Units will have the right to require the Partnership to redeem all of the Preferred Units held by such holder. If a holder of Preferred Units exercises its redemption right, the Partnership may elect to pay up to 50% of such amount in Common Units based on a 7% discount to the volume-weighted average trading price of the Common Units for the 30 trading days ending on the fourth trading day immediately prior to such redemption; provided that the Common Units to be issued do not equal more than 15% of the common equity market capitalization.

Pursuant to the Preferred Unit Purchase Agreement, at the Initial Closing, the Partnership entered into: (i) an Information Rights Agreement with EIG, pursuant to which the Partnership will provide certain information to EIG for so long as the Purchasers collectively hold at least a majority of the Preferred Units issued at the Initial Closing; and (ii) a Non-Solicitation Letter Agreement with EIG and the Purchasers that provides that none of EIG, the Purchasers or their respective affiliates will solicit any third-parties in connection with a proposal to acquire control of the Partnership or NuStar GP Holdings, LLC (“NSH”).

Registration Rights Agreement

On June 29, 2018, in connection with the Initial Closing and pursuant to the Preferred Unit Purchase Agreement, the Partnership entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers relating to the registration of the Preferred Units and Common Units issuable upon conversion of the Preferred Units (the “Common Unit Registrable Securities” and, collectively with the Preferred Units, the “Registrable Securities”). Pursuant to the Registration Rights Agreement, the Partnership is required to use its commercially reasonable efforts to file a registration statement and to cause such registration statement to become effective: (i) with respect to the Common Unit Registrable Securities, no later than one year after the Initial Closing; and (ii) with respect to the Preferred Units, no later than one year following the receipt by the Partnership after the second anniversary of the Initial Closing of a written request from holders holding a majority of the Preferred Units to register the Preferred Units. If the Partnership fails to cause such registration statements to become effective by such dates, the Partnership will be required to pay certain amounts to the holders of the Registrable Securities as liquidated damages. In certain circumstances, and subject to customary qualifications and limitations, the holders of Common Unit Registrable Securities will have piggyback registration rights on offerings of Common Units initiated by the Partnership, and certain Purchasers will have rights to request that the Partnership initiate up to three Underwritten Offerings (as defined in the Registration Rights Agreement) of Common Unit Registrable Securities. Generally, holders of Registrable Securities will cease to have rights under the Registration Rights Agreement on the fourth anniversary of the date on which all Preferred Units have been converted into Common Units, unless such rights cease earlier pursuant to the terms of the Registration Rights Agreement.

Greehey Purchase Agreement

On June 26, 2018, the Partnership entered into a Purchase Agreement (the “Greehey Purchase Agreement”) with William E. Greehey, the Chairman of the Board of Directors (the “Board”) of NuStar GP, LLC, the general partner of the Partnership’s general partner, to issue and sell to Mr. Greehey in a private placement $10.0 million of Common Units. Mr. Greehey acquired 413,736 Common Units at a price of $24.17 per Common Unit. The issuance and sale of the Common Units pursuant to the Greehey Purchase Agreement closed on June 29, 2018. The Greehey Purchase Agreement contains customary representations, warranties and covenants of the Partnership and Mr. Greehey.

The Nomination/Governance & Conflicts Committee of the Board approved the issuance and sale of the Common Units to Mr. Greehey. As of June 26, 2018, Mr. Greehey held 3,479,533 Common Units, representing a 3.7% limited partner interest in the Partnership, and held 9,178,320 NSH common units, representing a 21.4% interest in NSH.

Revolver Amendment

On June 29, 2018, the Partnership entered into the Fifth Amendment to Amended and Restated 5-Year Revolving Credit Agreement, dated as of June 29, 2018, among NuStar Logistics, L.P. (“Logistics”), as Borrower, the Partnership, NuStar Pipeline Operating Partnership L.P., JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders party thereto (the “Revolver Amendment”). The Revolver Amendment amends the Amended and Restated 5-Year Revolving Credit Agreement, dated as of October 29, 2014, among Logistics, the Partnership, JPMorgan Chase Bank, N.A., as Administrative Agent, SunTrust Bank and Mizuho Bank, Ltd., as Co-Syndication Agents, Wells Fargo Bank, National Association and PNC Bank, National Association, as Co-Documentation Agents, and the lenders party thereto, as amended (the “Credit Agreement”).

The Revolver Amendment makes changes to permit the issuance of the Preferred Units by excluding them from the definition of Indebtedness thereunder. The Revolver Amendment also: (i) amends the definition of Change in Control contained in the Credit Agreement such that a change of control under the terms of the Preferred Units will be a Change in Control under the Credit Agreement; (ii) reduces the aggregate commitments thereunder from $1.75 billion to $1.575 billion upon the effectiveness of the Revolver Amendment and from $1.575 billion to $1.4 billion six months after the effectiveness of the Revolver Amendment; (iii) adds a maintenance financial covenant, which requires that the Partnership’s interest coverage ratio not be less than 1.75 to 1.00 as of the last day of any rolling four quarter period, beginning with the rolling period ending June 30, 2018; and (iv) limits the issuance of additional Preferred Units after the date of the Revolver Amendment to no more than $200.0 million.

The foregoing descriptions of the Preferred Unit Purchase Agreement, the Registration Rights Agreement, the Greehey Purchase Agreement and the Revolver Amendment do not purport to be complete and are qualified in their entirety by reference to the complete text of the Preferred Unit Purchase Agreement, the Registration Rights Agreement, the Greehey Purchase Agreement and the Revolver Amendment, which are filed herewith as Exhibits 10.1, 4.2, 10.2, and 10.3, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 above with respect to the Revolver Amendment is incorporated by reference into this Item 2.03.

Item 3.02	Unregistered Sales of Equity Securities.

The information regarding the private placement of Preferred Units and Common Units set forth in Item 1.01 and Item 5.03 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02. The private placement of the Preferred Units pursuant to the Preferred Unit Purchase Agreement and the Common Units pursuant to the Greehey Purchase Agreement were undertaken in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof.

Item 3.03	Material Modification to Rights of Security Holders.

The information set forth under Item 5.03 is incorporated by reference into this Item 3.03.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

A summary of the rights, preferences and privileges of the Preferred Units and other material terms and conditions of the Amended Partnership Agreement is set forth in Item 1.01 of this Current Report on Form 8-K, and is incorporated by reference into this Item 5.03.

The foregoing description of the Amended Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amended Partnership Agreement, which is filed herewith as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01	Other Events

Closing Press Release

On June 29, 2018, the Partnership issued a press release announcing the Initial Closing of Preferred Units and the closing of the Common Unit issuance and sale to Mr. Greehey. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Supplement to Proxy Statement/Prospectus

As previously disclosed, the Partnership and NSH have entered into an Agreement and Plan of Merger, pursuant to which, subject to the satisfaction or waiver of certain conditions, NSH will be merged with and into a wholly owned subsidiary of the Partnership (the “merger”).

On June 25, 2018, the Partnership and NSH filed a definitive proxy statement/prospectus in connection with the merger with the Securities and Exchange Commission (the “SEC”).

The proxy statement/prospectus is hereby amended to delete the words “and on a combined basis” occurring on pages 6, 21 and 97 of the proxy statement/prospectus. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality of the revisions set forth herein.

Important Information for Investors and Unitholders

On February 7, 2018, the Partnership, Riverwalk Logistics, L.P., NuStar GP, LLC, Marshall Merger Sub LLC, a wholly owned subsidiary of the Partnership (“Merger Sub”), Riverwalk Holdings, LLC and NSH entered into an Agreement and Plan of Merger pursuant to which Merger Sub will merge with and into NSH with NSH being the surviving entity, such that the Partnership will be the sole member of NSH following the merger. In connection with the proposed merger, the Partnership has filed a registration statement (Registration No. 333-223671), which includes its preliminary prospectus, a preliminary proxy statement of NSH and other materials, with the SEC. The registration statement was declared effective by the SEC on June 15, 2018 and the definitive proxy statement/prospectus has been mailed to NSH unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTNERSHIP, NSH AND THE PROPOSED TRANSACTION. The information in this communication is for informational purposes only and is neither an offer to purchase, nor an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Investors and unitholders may obtain a free copy of the proxy statement/prospectus and other documents (when available) containing important information about the Partnership and NSH through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on the Partnership’s website at www.nustarenergy.com under the tab “Investors” or by contacting the Partnership’s Investor Relations at investorrelations@nustarenergy.com. Copies of the documents filed with the SEC by NSH will be available free of charge on NSH’s website at www.nustargpholdings.com under the tab “Investors” or by contacting NSH’s investor relations at investorrelations@nustarenergy.com.

The Partnership and its general partner, the directors and certain of the executive officers of NuStar GP, LLC and NSH and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of NSH in connection with the proposed merger. Information about the directors and executive officers of NuStar GP, LLC is set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of NSH is set forth in NSH’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC.

Forward-Looking Statements

This communication includes “forward-looking statements” as defined by the SEC. All statements, other than statements of historical fact, included herein that address activities, events or developments that the Partnership or NSH expects, believes or anticipates will or may occur in the future, including the expected second closing of the sale of the Preferred Units and anticipated benefits and other aspects of the proposed merger, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the merger will not be completed prior to the August 8, 2018 outside termination date, required approvals by unitholders and regulatory agencies, the possibility that the anticipated benefits from the proposed mergers cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by the Partnership or NSH. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither the Partnership nor NSH intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description

3.1	Seventh Amended and Restated Agreement of Limited Partnership of NuStar Energy L.P.

4.1	Specimen Unit Certificate for the Series D Cumulative Convertible Preferred Units (attached as Exhibit E to the Seventh Amended and Restated Agreement of Limited Partnership of NuStar Energy L.P. filed as Exhibit 3.1 hereto).

4.2	Registration Rights Agreement, dated as of June 29, 2018, by and among NuStar Energy L.P. and the Purchasers party thereto.

10.1	Series D Cumulative Convertible Preferred Unit Purchase Agreement, dated as of June 26, 2018, among NuStar Energy L.P. and the Purchasers party thereto.

10.2	Purchase Agreement, dated as of June 26, 2018, by and between NuStar Energy L.P. and William E. Greehey.

10.3	Fifth Amendment to Amended and Restated 5-Year Revolving Credit Agreement, dated as of June 29, 2018, among NuStar Logistics, L.P., NuStar Energy L.P., NuStar Pipeline Operating Partnership L.P., JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders party thereto.

99.1	Press Release, dated as of June 29, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NUSTAR ENERGY L.P.

	By:	Riverwalk Logistics, L.P.
its general partner

		By:	NuStar GP, LLC
its general partner

Date: June 29, 2018	By:		/s/ Amy L. Perry
	Name:		Amy L. Perry
	Title:		Senior Vice President, General Counsel - Corporate & Commercial Law and Corporate Secretary